Exhibit 99.1

VERMILION ENERGY INC.

REPORT OF VOTING RESULTS

(SECTION 11.3 OF NATIONAL INSTRUMENT 51-102)

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders of Vermilion Energy Inc. ("Vermilion") held on May 2, 2014 in Calgary, Alberta. A detailed description of the business of the Meeting is contained in the Proxy Statement and Information Circular dated April 8, 2014.

An aggregate of 72,137,509 common shares of Vermilion (being 69.58% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by way of show of hands, except for matters #2 and #4 on which the votes were conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at nine.

Carried.

Votes for		Votes Against
Number	Percent (%)	Number	Percent (%)
71,977,295	99.82	130,411	0.18

2.	Ordinary resolution to approve the selection of the following nine nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes for		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Larry J. Macdonald	69,122,812	99.55	311,903	0.45
W. Kenneth Davidson	69,367,092	99.90	67,623	0.10
Lorenzo Donadeo	69,321,284	99.84	113,431	0.16
Claudio A. Ghersinich	68,258,633	98.31	1,176,082	1.69
Joseph F. Killi	68,555,057	98.73	879,658	1.27
Loren M. Leiker	68,967,207	99.33	467,508	0.67
William F. Madison	69,304,212	99.81	130,503	0.19
Dr. Timothy R. Marchant	69,389,614	99.94	45,101	0.06
Sarah E. Raiss	68,791,369	99.07	643,346	0.93

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes for		Votes Withheld
Number	Percent (%)	Number	Percent (%)
71,286,560	98.83	843,296	1.17

4.	Advisory ordinary resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Carried.

Votes for		Votes Against
Number	Percent (%)	Number	Percent (%)
68,823,581	99.12	611,031	0.88